ISSUER FREE WRITING PROSPECTUS No. 58E
Filed Pursuant to Rule 433
Registration Statement No. 333-137902
Dated March 29, 2007



Protection

100% Principal Protection Notes Linked to a Global Index Basket

Strategic Alternatives to Fixed Income Investing
Deutsche Bank AG, London Branch
Notes linked to a Global Index Basket due on or about April 29, 2011

Investment Description

These 100% Principal Protection Notes Linked to a Global Index Basket (the "Notes") provide 100% principal protection at maturity and potential enhanced returns based on the positive performance of a basket of indices (the "Basket"). The Basket is composed of three equity indices: the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei® 225 Index. Principal protection only applies at maturity.

Features

❏ Potential enhanced returns linked to the positive performance of a global index basket

❏ 100% principal protection if held to maturity

❏ Diversification into three equity markets

❏ No direct foreign currency exposure

Key Dates[1]

Trade Date	April 24, 2007
Settlement Date[2]	April 30, 2007
Final Valuation Date[2]	April 21, 2011
Maturity Date[2]	April 29, 2011
CUSIP:	25152 C 55
ISIN:	DE000DB1KPB6

Security Offering

We are offering 100% Principal Protection Notes Linked to a Global Index Basket. The Notes are linked to a Basket, consisting of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei® 225 Index. The Notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the appreciation of the Basket. The Notes are our senior unsecured obligations and are offered at a minimum investment of $1,000.

[1] Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same. [2] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement.

See "Additional Terms Specific to the Notes" on page 2 of this free writing prospectus. The Notes will have the terms specified in the prospectus dated October 10, 2006, the prospectus supplement dated November 13, 2006, product supplement E dated December 27, 2006, underlying supplement No. 2 dated March 29, 2007 and this free writing prospectus. See "Key Risks" on page 4 of this free writing prospectus and "Risk Factors" beginning on page PS-6 of product supplement E for risks related to investing in the Notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this free writing prospectus if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. We will notify you in the event of any changes to the terms of the Notes, and you will be asked to accept such changes in connection with your purchase of any Notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this free writing prospectus, the accompanying prospectus, the prospectus supplement, product supplement E and underlying supplement No. 2. Any representation to the contrary is a criminal offense. The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

	Price to Public	Discounts and Commissions	Proceeds to Us
Per Note	$10.00	$0.30	$9.70
Total			

UBS Financial Services Inc.   **Deutsche Bank Securities**

Additional Terms Specific to the Notes

You should read this free writing prospectus, together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which the Notes are a part, and the more detailed information contained in product supplement E dated December 27, 2006 and underlying supplement No. 2 dated March 29, 2007. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Underlying supplement No. 2 dated March 29, 2007:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312507068869/d424b21.pdf

- Product supplement E dated December 27, 2006:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312506260197/d424b2.htm

- Prospectus supplement dated November 13, 2006:
  http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

- Prospectus dated October 10, 2006:
  http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

Our Central Index Key, or CIK, on the SEC website is 0001159508. References to "Deutsche Bank AG," "we," "our" and "us" refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This free writing prospectus, together with the documents listed above, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Key Risks" in this free writing prospectus and "Risk Factors" in the accompanying product supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Notes.

Investor Suitability

The Notes may be suitable for you if:
- You seek an investment with a return linked to the performance of the Basket.
- You seek an investment that offers 100% principal protection when the Notes are held to maturity.
- You are willing to forego dividends paid on the component stocks underlying the Basket Indices in exchange for potential enhanced returns if the Basket appreciates and principal protection if the Basket declines.
- You are willing and able to hold the Notes to maturity.
- You do not seek current income from this investment.
- You are willing to invest in the Notes based on the range indicated for the Participation Rate (the actual participation rate will be determined on the Trade Date).

The Notes may not be suitable for you if:
- You do not seek an investment with exposure to the economies of Japan, the United States or the Euro Zone.
- You are unwilling or unable to hold the Notes to maturity.
- You prefer to receive dividends paid on the component stocks underlying the Basket Indices.
- You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.
- You seek current income from your investments.
- You seek an investment for which there will be an active secondary market.

Indicative Terms	
Issuer	Deutsche Bank AG, London Branch (Aa3)[1]
Issue Price	$10 per Note
Term	4 years
Basket	The Notes are linked to a Basket consisting of the S&P 500® Index ("SPX"), the Dow Jones EURO STOXX 50® Index ("SX5E") and the Nikkei® 225 Index ("NKY") (each, a "Basket Index" and, collectively, the "Basket Indices").
Index Weightings	S&P 500® Index 33.34% Dow Jones EURO STOXX 50® Index 33.33% Nikkei® 225 Index 33.33%
Participation Rate	100% to 110%. The actual Participation Rate will be determined on the Trade Date.
Principal Protection	100% if held to maturity
Payment at Maturity (per $10)	**If the Basket Return is positive,** you will receive a cash payment, for each $10 Note principal amount, of $10 plus the Additional Amount, which will be calculated as follows: $10 x Basket Return x Participation Rate **If the Basket Return is zero or negative,** you will receive a cash payment, for each $10 Note principal amount, of $10.
Basket Return	$$\frac{\text{Basket Ending Level - Basket Starting Level}}{\text{Basket Starting Level}}$$
Basket Starting Level	Set equal to 100 on the Trade Date
Basket Ending Level	The Basket closing level on the Final Valuation Date. On the Final Valuation Date, the Basket closing level will be calculated as follows: 100 x [1+ (the S&P Return x 33.34%) + (the EURO STOXX Return x 33.33%) + (Nikkei Return x 33.33%)] The "S&P Return," the "EURO STOXX Return" and the "Nikkei Return" are the performance of the respective Basket Index, calculated as the percentage change from the respective index closing level on the Trade Date to the respective index closing level on any trading date.

Determining Payment at Maturity



The percentage change from the Basket Starting Level to the Basket Ending Level

You will receive a cash payment that provides you with a return per $10 Note principal amount equal to the Basket Return multiplied by the Participation Rate of 100% to 110% (actual Participation Rate to be set on the Trade Date).

Accordingly, if the Basket Return is positive, your payment at maturity per $10 Note principal amount will be calculated as follows:

     $10 + [$10 x Basket Return x Participation Rate]

You will receive the principal amount of your Notes at maturity

The graph below illustrates the historical performance of the Basket from January 2, 2002 to March 28, 2007. Historical levels of the Basket should not be taken as an indication of future performance.



Source: Deutsche Bank

What are the tax consequences of the Notes?

The Notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments." You should review carefully the section in the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences."

---

[1] Moody's Investors Service Ltd has assigned a rating of Aa3 to notes, such as the Notes offered hereby, issued under Deutsche Bank AG's Global Notes Program, Series A.

Selected Purchase Considerations

- **NO DIRECT EXPOSURE TO FLUCTUATIONS IN CURRENCY EXCHANGE RATES RELATED TO THE U.S. DOLLAR THAT MIGHT AFFECT THE DOW JONES EURO STOXX 50® INDEX OR THE NIKKEI® 225 INDEX**—The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the component stocks underlying the Dow Jones EURO STOXX 50® Index and the Nikkei® 225 Index are denominated. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your return, if any, at maturity.

- **TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS**—You should review carefully the section in the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences." The notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments." As a result, regardless of your method of accounting, you generally will be required to accrue interest on a constant yield to maturity basis at the "comparable yield," as determined by us, although we will not make any payment with respect to the notes until maturity. Interest included in income generally will increase your basis in the notes. In addition, any gain recognized upon a sale, exchange or retirement of the notes generally will be treated as interest income for U.S. federal income tax purposes. In addition, under current law the United Kingdom will not impose withholding tax on payments made with respect to the notes. Please see the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders" for a discussion of certain German tax considerations relating to the notes.

  Neither we nor UBS Financial Services Inc. provides any advice on tax matters. You are urged to consult your own tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

- **COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE**—You may obtain the comparable yield and the projected payment schedule by submitting a written request to Deutsche Bank Securities Inc., 60 Wall Street, 4th Floor, Mail Stop NYC60-0461, New York, New York 10005, Attention: Michael Nadel, 212-250-8866. **Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes**.

Key Risks

- **MARKET RISK**—The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive. **You will receive no more than the principal amount of your notes at maturity if the Basket Return is zero or negative.**

- **THE NOTES MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT**—You may receive a lower payment at maturity than you would have received if you had invested in the Basket Indices, the component stocks underlying the Basket Indices or contracts related to the Basket Indices. If the Basket Ending Level does not exceed the Basket Starting Level, the Additional Amount will be zero. This will be true even if the value of the Basket is higher than the Basket Starting Level at some time during the term of the notes but falls below the Basket Starting Level on the Final Valuation Date.

- **NO PRINCIPAL PROTECTION UNLESS YOU HOLD THE NOTES TO MATURITY**—While the payment at maturity described in this underlying supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agents' commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or our affiliates will be willing to purchase notes from you, prior to maturity, in secondary market transactions, if at all, will likely be lower than the original issue price, and any such sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS**—As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing any of the Basket Indices would have.

- **WE ARE ONE OF THE COMPANIES THAT MAKE UP THE DOW JONES EURO STOXX 50® INDEX, BUT WE ARE NOT AFFILIATED WITH ANY OTHER COMPANY INCLUDED IN THE DOW JONES EURO STOXX 50® INDEX, THE S&P 500® INDEX OR THE NIKKEI® 225 INDEX**—We are one of the companies that make up the Dow Jones EURO STOXX 50® Index, but we are not affiliated with any of the other companies whose stock is included in the Dow Jones EURO STOXX 50® Index, the S&P 500® Index or the Nikkei® 225 Index. As a result, we will have no ability to control the actions of such other companies, including actions that could affect the value of the stocks underlying the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, the Nikkei® 225 Index or your notes. None of the money you pay us will go to the respective sponsors of the S&P 500® Index, the Dow Jones EURO STOXX 50® Index and the Nikkei® 225 Index (the "Sponsors"), or any of the other companies included in the S&P 500® Index, the Dow Jones EURO STOXX 50® Index or the Nikkei® 225 Index, and none of those companies will be involved in the offering of the notes in any way. Neither those companies nor the Sponsors will have any obligation to consider your interests as a holder of the notes in taking any corporate actions that might affect the value of your notes.

- **THE BASKET RETURN FOR THE NOTES WILL NOT BE ADJUSTED FOR CHANGES IN EXCHANGE RATES RELATED TO THE U.S. DOLLAR THAT MIGHT AFFECT THE DOW JONES EURO STOXX 50® INDEX AND THE NIKKEI® 225 INDEX**—Although the component stocks underlying the Dow Jones EURO STOXX 50® Index and the Nikkei® 225 Index are traded in currencies other than U.S. dollars, and the notes are denominated in U.S. dollars, the Additional Amount payable on the notes at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and each of the currencies in which the component stocks underlying the Dow Jones EURO STOXX 50® Index and the Nikkei® 225 Index are denominated. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect the Basket Return for the notes. Any Additional Amount we pay in respect of the notes (in excess of the original principal amount) at maturity, if any, will be based on the Basket Return being positive, determined as described in "Determining Payment at Maturity" on page 3 of this free writing prospectus.

♦   **LACK OF LIQUIDITY**—The notes will not be listed on any securities exchange. Deutsche Bank AG or its affiliates and agents intend to offer to purchase the notes in the secondary market but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates and agents are willing to buy the notes.

♦   **POTENTIAL CONFLICTS**—We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

♦   **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES**—In addition to the level of the Basket on any day, the value of the notes will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other, including:

   ♦   the expected volatility of the Basket Indices;

   ♦   the time to maturity of the notes;

   ♦   the market price and dividend rate on the component stocks underlying the Basket Indices;

   ♦   interest and yield rates in the market generally and in the markets of the component stocks underlying the Basket Indices;

   ♦   a variety of economic, financial, political, regulatory or judicial events;

   ♦   the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currencies of the nations in which the companies included in the Dow Jones EURO STOXX 50® Index and the Nikkei® 225 Index are domiciled;

   ♦   supply and demand for the notes; and

   ♦   our credit worthiness, including actual or anticipated downgrades in our credit ratings.

♦   **WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE BASKET INDICES TO WHICH THE NOTES ARE LINKED OR THE MARKET VALUE OF THE NOTES**—Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Basket Indices to which the Notes are linked.

The S&P 500® Index

The S&P 500® Index is published by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. As discussed more fully in the underlying supplement No. 2 under the heading "The S&P 500® Index," the S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the value of the S&P 500® Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the S&P 500® Index, with the number of companies included in each group as of March 20, 2007 indicated below: Consumer Discretionary (89); Consumer Staples (38); Energy (33); Financials (89); Health Care (55); Industrials (52); Information Technology (75); Materials (28); Telecommunications Services (9); and Utilities (32).

You can obtain the level of the S&P 500® Index at any time from the Bloomberg Financial Markets page "SPX <Index> <GO>" or from the S&P website at www.spglobal.com.

The graph below illustrates the performance of the S&P 500® Index from 1/2/02 to 3/28/07. The historical levels of the S&P 500® Index should not be taken as an indication of future performance.



Source: Bloomberg L.P.
The S&P 500® Index closing level on March 28, 2007 was 1417.23.

The information on the S&P 500® Index provided in this free writing prospectus should be read together with the discussion under the heading "The S&P 500® Index" in the underlying supplement No. 2.

The Dow Jones EURO STOXX 50® Index

The Dow Jones EURO STOXX 50® Index was created by STOXX Limited, a joint venture between Deutsche Börse AG, Dow Jones & Company and SWX Swiss Exchange. As discussed more fully in the underlying supplement No. 2 under the heading "The Dow Jones EURO STOXX 50® Index," the Dow Jones EURO STOXX 50® Index is composed of 50 component stocks of market sector leaders from within the Dow Jones EURO STOXX® Index, which includes stocks selected from the Euro Zone. The component stocks have a high degree of liquidity and represent the largest companies across all market sectors defined by the Dow Jones Global Classification Standard. Changes in the composition of the Dow Jones EURO STOXX 50® Index are made annually to ensure that the Dow Jones EURO STOXX 50® Index includes the 50 market sector leaders from within the Dow Jones EURO STOXX® Index. A current list of the issuers that comprise the Dow Jones EURO STOXX 50® Index is available on the STOXX Limited website: www.stoxx.com.

You can obtain the level of the Dow Jones EURO STOXX 50® Index at any time from the Bloomberg Financial Markets page "SX5E <Index> <GO>" or from the STOXX Limited website at www.stoxx.com.

The graph below illustrates the performance of the Dow Jones EURO STOXX 50® Index from 1/2/02 to 3/28/07. The historical levels of the Dow Jones EURO STOXX 50® Index should not be taken as an indication of future performance.



Source: Bloomberg L.P.
The Dow Jones EURO STOXX 50® Index closing level on March 28, 2007 was 4128.20.

The information on the Dow Jones EURO STOXX 50® Index provided in this free writing prospectus should be read together with the discussion under the heading "The Dow Jones EURO STOXX 50® Index" in the underlying supplement No. 2.

The Nikkei® 225 Index is published and disseminated by Nikkei Inc. As discussed more fully in the underlying supplement No. 2 under the heading "The Nikkei® 225 Index," the Nikkei® 225 Index is a modified, price-weighted average of 225 Japanese companies listed in the First Section of the Tokyo Stock Exchange that measures the composite price performance of selected Japanese stocks. The 225 companies included in the Nikkei® 225 Index are divided into six sector categories: Technology, Financials, Consumer Goods, Materials, Capital Goods/Others and Transportation and Utilities.

You can obtain the level of the Nikkei® 225 Index at any time from the Bloomberg Financial Markets page "NKY <Index> <GO>", from the Reuters service under the symbol "NKY.TK" or from the Nikkei website at www.nni.nikkei.co.jp.

The graph below illustrates the performance of the Nikkei® 225 Index from 1/2/02 to 3/28/07. The historical levels of the Nikkei® 225 Index should not be taken as an indication of future performance.



Source: Bloomberg L.P.
The Nikkei® 225 Index closing level on March 28, 2007 was 17254.73.

The information on the Nikkei® 225 Index provided in this free writing prospectus should be read together with the discussion under the heading "The Nikkei® 225 Index" in the underlying supplement No. 2.

Scenario Analysis and Hypothetical Examples of Payment at Maturity

The following scenario analysis and hypothetical examples assume a Participation Rate of 105%. Actual Participation Rate will be set on the Trade Date.



Basket Return		Note Return
40%		42.0%
30%	105% x Basket Return	31.5%
20%		21.0%
10%		10.5%
0%		0%
-10%		0%
-20%	100% Principal Protection	0%
-30%		0%
-40%		0%

Example 1: The level of the Basket increases by 10% from a Basket Starting Level of 100 to a Basket Ending Level of 110.
Because the Basket Ending Level of 110 is greater than the Basket Starting Level of 100, the investor receives a payment at maturity of $11.05 per $10.00 Note principal amount, representing a total return of 10.5% on the Notes.

$$\text{Payment at maturity per \$10.00 Note principal amount} = \$10.00 + [\$10.00 \times (10\% \times 105\%)] = \$11.05$$

Example 2: The level of the Basket decreases by 10% from a Basket Starting Level of 100 to a Basket Ending Level of 90. Because the Basket Ending Level of 90 is less that the Basket Starting Level of 100, the investor receives a payment at maturity of $10.00 per $10.00 Note principal amount calculated as follows:

$$\text{Payment at maturity per \$10.00 Note principal amount} = \$10.00 + \$0.00 = \$10.00$$

Supplemental Underwriting Information

UBS Financial Services Inc. and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive discounts and commissions of $0.30 per $10.00 Note principal amount. See "Underwriting" in the accompanying product supplement.

We expect to deliver the Notes against payment for the Notes on or about the fourth business day following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade their notes on the Trade Date or the next succeeding business day will be required, by virtue of the fact that we expect the notes initially to settle in four business days (T+4), to specify alternative settlement arrangements to prevent a failed settlement.